Exhibit 99.9

CONSENT OF DARON ABBEY

March 28, 2018

VIA EDGAR

United States Securities and Exchange Commission

Re:	Lithium Americas Corp. (the “Company”)

Annual Report on Form 40-F of the Company for the year ended December 31, 2017 (the “Form 40-F”)

I, Daron Abbey, hereby consent to the use of my name in connection with reference to my involvement in the preparation of the following technical report (the “Technical Report”):

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Technical Report titled “Updated Feasibility Study, Reserve Estimation and Lithium Carbonate Production at the Cauchari-Olaroz Salars, Jujuy Province, Argentina”, dated January 15, 2018, effective March 29, 2017.

and to references to the Technical Report, or portions thereof, in the Form 40-F, which is being filed pursuant to the Securities Exchange Act of 1934, as amended, and to the inclusion or incorporation by reference of the information derived from the Technical Report related to me in the Form 40-F. This consent extends to any amendments to the Form 40-F.

I also hereby consent to the use of my name in connection with reference to my involvement in the preparation of the Technical Report, to references to the Technical Report, or portions thereof, and to the inclusion or incorporation by reference of the information derived from the Technical Report related to me in the registration statement (No. 333-222595) on Form F-10. This consent extends to any amendments to the Form F-10, including post-effective amendments.

/s/ Daron Abbey

Daron Abbey